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Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Fixed Charge and Preferred Stock Dividends

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings
Income (loss) from continuing operations	$9,867	$35,881	$73,355	$51,218	$37,364
Add: JV cash distributions	79,523	525,372	128,305	112,540	200,857
Interest	238,993	298,108	263,663	94,799	75,819
Amortization of loan costs expensed	7,947	6,436	15,893	4,424	4,461
Portion of rent expense representative of interest	22,986	24,346	23,276	17,850	16,915

Total earnings	$359,316	$890,143	$504,492	$280,831	$335,416

Fixed Charges and Preferred Stock Dividends
Interest	$238,993	$298,108	$263,663	$94,799	$75,819
Preferred stock dividends	19,875	19,875	19,875	19,875	19,875
Interest capitalized	98	(179)	5,118	8,529	6,849
Portion of rent expense representative of interest	22,986	24,346	23,276	17,850	16,915
Amortization of loan costs expensed	7,947	6,436	15,893	4,424	4,461

Total Fixed Charges and Preferred Stock Dividends	$289,899	$348,586	$327,825	$145,477	$123,919

Ratio of earnings to combined fixed charges and preferred stock dividends	1.24X	2.55X	1.54X	1.93X	2.71X

        The ratios of earnings to combined fixed charges and preferred dividends and distributions were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income or loss from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, loss on equity investment and marketable securities and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its 7.625% Series C and its 7.875% Series D cumulative redeemable preferred stock.

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  Exhibit 12.1
SL Green Realty Corp. Ratio of Earnings to Fixed Charge and Preferred Stock Dividends